September 22, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

       Re: Xpand Boom Technology Inc.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed September 17, 2025
           File No. 333-289591
Dear Lulu Xing and Bin Xiong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16,
2025 letter.
 September 22, 2025
Page 2
Amendment No. 2 to Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Regulatory Approvals, page 24

1. If you will be requesting effectiveness of your Form F-4 registration statement before completing the CSRC process, please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David J. Levine
      Yu Wang